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                                                               EXHIBIT 99 (D)(3)


                              EMPLOYMENT AGREEMENT

     This Agreement is entered into as of the 3rd day of July, 2000, between THE MAY DEPARTMENT STORES COMPANY ("May") and Robert Huth (generally referred to as "you").

1. EMPLOYMENT. (a) From the closing date of the merger (the "Merger Date") of David's Bridal, Inc. ("David's Bridal") and Alpha Omega Acquisition, Inc., a wholly owned subsidiary of May, with David's Bridal becoming the surviving corporation and a wholly owned subsidiary of May, until April 30, 2004 (the "Contract Term"), May will employ you and you will provide personal services to May as President and Chief Executive Officer of David's Bridal. You represent that you are not subject to any other employment agreement or other obligation that would prevent you from performing or would interfere with your ability to perform your obligations under this Agreement. This Agreement replaces your existing employment agreement (the "David's Bridal Employment Agreement") with David's Bridal, Inc. effective as of the Merger Date.

     (b) May will pay you basic compensation for your services at the annual rate of $600,000, payable semi-monthly. The annual rate will be subject to review by May each year and may be increased but not decreased. You will be eligible to participate in a May bonus plan (the "Incentive Plan"), and will be entitled to the awards, if any, that may be payable under the terms of the Incentive Plan; provided, however, that

     (i) for fiscal 2000, your bonus will be the bonus you would have been entitled to under your David's Bridal Employment Agreement, reflecting your base salary for all of fiscal 2000;

     (ii) for fiscal 2001, notwithstanding any eligibility phase-in provisions of the Incentive Plan,
             - you will be eligible for an annual award of up to 45% and a long-term award of up to 30%;
             - your annual award will be based on your annual compensation and David's Bridal's performance during 2001;
             - your long-term award will be based on your average annual compensation and David's Bridal's performance during 2000 and 2001; and
             - the long-term award will not be subject to a share price adjustment; and

     (iii)   for fiscal 2002,
             - you will be eligible for an annual award of up to 45% and a long-term award of up to 45%;
             - your annual award will be based on your annual compensation and David's Bridal's performance during 2002;
             - your long-term award will be based on your average annual compensation and David's Bridal performance during 2000, 2001 and 2002; and
             - the long-term award will be subject to a share price adjustment.

You may elect to have all or any part of your compensation paid under the terms of any applicable deferred compensation plan.

     (c) May will reimburse you for all reasonable normal expenses you incur in accordance with May's employee expense reimbursement policies.

     (d) If you continue as a May employee after the Contract Term expires, this Agreement will continue in full force, except that your employment will then become terminable "at will" by either you or May.

     (e) May will provide or cause David's Bridal to provide to you such fringe benefits as are accorded to other executive officers of David's Bridal, except that you will be provided the auto allowance, tax preparation fees and employee discount provided to other similarly situated executives of May, and you will be entitled to 4 weeks of vacation.

     (f) May will grant to you during fiscal 2000, 15,000 shares of restricted stock , which restricted stock will have certain performance based restrictions. The restrictions will be released with respect such shares as follows: up to 3,000 shares on the first anniversary of the date of the grant and up to 3,000 shares on April 30 in each of 2002, 2003, 2004 and 2005, in all cases to the extent the performance restrictions set forth in the Restricted Stock Agreement relating to those shares are satisfied.

     (g) May will grant to you during fiscal 2000 an initial stock option grant of 62,500 options under the terms and provisions of May's 1994 Stock Incentive Plan (the Stock Plan"). The stock option grant will extend for a term of ten years and will become exercisable as to 25% of the shares on each of the first through fourth anniversaries of the date of grant. Commencing with fiscal 2001, May will make annual stock option grants to you under the Stock Plan at an annual grant level comparable to the level accorded to similarly situated executives of May (currently the grant level is 35,000 options for company presidents).

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2.   YOUR DUTIES. For the remaining period of the Contract Term and for any period you may continue to work for May after the Contract Term expires,

     (a) you will (i) faithfully and diligently perform your duties in accordance with May's directions and serve May to the best of your ability; (ii) devote your undivided time and attention to May's business, subject to reasonable vacations in accordance with May's vacation policy, to such extent as may be reasonably necessary for you to perform your personal services properly; provided, however, that the foregoing shall not be construed as preventing Executive from making personal passive investments, participating in charitable or non-profit pursuits or participating on the board of directors of Stage Stores, Inc., or boards of directors of other companies approved by May, as long as such activities will not conflict or interfere with Executive's duties and responsibilities hereunder; and (iii) maintain your residence in Philadelphia, Pennsylvania or within reasonable access to the business activities of David's Bridal in that city; and

     (b) you will not (i) engage in any activity that conflicts with or adversely affects your performance of your duties under this Agreement; (ii) accept any other employment, whether as an executive, as a consultant or in any other capacity, whether or not you are compensated therefor, or (iii) violate any of the policies described in May's then applicable Policy of Business Conduct.

3. DISABILITY. You will be "Totally Disabled" if you are unable to substantially fulfill the normal duties of your position under this Agreement. If you remain Totally Disabled for more than 180 days during any 360 day period, May may terminate its obligations under this Agreement by giving you written notice. If May does so, your employment will terminate on the last day of the month in which notice is given. If you have previously elected to participate in May's Long Term Disability Plan, then the terms of that plan will apply.

4. TERMINATION OF EMPLOYMENT. (a) If your employment terminates because of your death or Total Disability or your voluntary termination of employment or if it is terminated by May for Cause, (i) you will not be entitled to receive basic compensation and employee benefits following your termination or any other payment or benefit except as expressly provided herein or in any applicable employee benefit plan or arrangement; and (ii) you (or your legal representative(s)) will be entitled to receive any incentive compensation payable under the terms of the Incentive Plan.

     (b) If your employment terminates because of your voluntary termination of employment, or if it is terminated by May for Cause, then your obligations under this Agreement, including those contained in Paragraphs 5 through 13, remain in full force and effect, and May will be entitled to all legal and equitable rights and remedies under this Agreement.


     (c)  If your employment is terminated by May without Cause, then

     (i) your obligations under this Agreement, including those contained in Paragraphs 5 through 13, remain in full force and effect, and May will be entitled to all legal and equitable rights and remedies under this Agreement; and

     (ii) you will be entitled to your basic compensation and the other benefits provided for in Paragraph 1(f) for the remaining period of the Contract Term, subject to the provisions of Paragraph 4(c)(v); and

     (iii) you will be entitled to any incentive compensation payable under the terms of the Incentive Plan; and

     (iv) you will use your best efforts to obtain other employment consistent with the terms of Paragraph 5. If you accept other employment, you will promptly notify May of the compensation receivable or which you expect to receive from that employment that is attributable to the remaining period of the Contract Term. All basic compensation otherwise payable under Paragraph 4(c) for any remaining period of the Contract Term will be reduced by the amount of any compensation receivable or which you expect to receive from your subsequent employment; and

     (vi) notwithstanding the foregoing, the minimum amount payable to you upon your termination shall be your basic compensation for the period during which your post-termination obligations under Paragraph 5 are in force.

     (d) "Cause" in this Agreement means (i) an intentional act of fraud, embezzlement, theft or any other material violation of law that occurs during or in the course of your employment with May; (ii) intentional damage to May's assets; (iii) intentional disclosure of May's confidential information contrary to May's policies; (iv) breach of your obligations under this Agreement; (v) intentional engagement in any competitive activity which would constitute a breach of your duty of loyalty or of your obligations under this Agreement; (vi) intentional breach of any of May's policies; (vii) the willful and continued failure to substantially perform your duties for May (other than as a result of incapacity due to physical or mental illness); or (viii) willful conduct by you that is demonstrably and materially injurious to May, monetarily or otherwise. For purposes of this Paragraph 4(d), an act, or a failure to act, shall not be deemed "willful" or "intentional" unless it is done, or omitted to be done, by you in bad faith or without a reasonable belief that your action or omission was in the best interest


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of May. Failure to meet performance standards or objectives, by itself, does not constitute "Cause". "Cause" also includes any of the above grounds for dismissal regardless of whether May learns of it before or after terminating your employment.

     (e) In addition to any other remedies, May can offset any amount due to you as wages, compensation, bonus, deferred compensation or otherwise by any unpaid amount which you owe to May.

5. AVOIDING CONFLICT OF INTEREST. (a) At all times while you are employed by May and for two years after your employment terminates, you will not directly or indirectly:

     (i) own, manage, operate, finance, join, control, advise, consult, render services to, have an interest or future interest in or participate in the ownership, management, operation, financing or control of, or be employed by or connected in any manner with any Competing Business;

     (ii) solicit for employment, hire or offer employment to, or otherwise aid or assist (by disclosing information about employees or otherwise) any other person or entity other than May or a May subsidiary in soliciting for employment, hiring or offering employment to, any employee of May or a May subsidiary; or

     (iii) take any action which is intended to harm May or its reputation, or that May reasonably concludes could harm May or its reputation or lead to unwanted or unfavorable publicity for May.

Ownership of an investment of less than the greater of $25,000 or 1% of any class of equity or debt security of a Competing Business will not be deemed ownership or participation in ownership for purposes of Paragraph 5(a).

     (b)  "Competing Business" includes, but is not limited to,

     (i) any (x) retail department store, specialty store or other retail business that sells goods or merchandise of the types sold in May's (or its subsidiaries' or divisions') stores at retail to consumers or (y) any group of such stores or businesses or any other business that (A) competes (for customers, suppliers, employees or any other resource) with May or a May subsidiary, division or store; (B) is located in the United States or another country where May or a May subsidiary or division operates a store or stores; and (C) had annual gross sales volume or revenues (including sales in leased departments) in the prior fiscal year of more than $25 million or is reasonably expected to have gross sales volume or revenues in either of the current fiscal year or the next following fiscal year of more than $25 million; or

     (ii) any business that provides buying office services to any store or group of stores or businesses referred to in Paragraph 5(b)(i);

     (iii) any business in the United States or another country where May or a May subsidiary or division operates a store or stores in which your duties and functions would be substantially similar to your duties and functions under this Agreement and that is in material competition with May or a May subsidiary or division; or

     (iv) any business in the United States or any foreign markets in which David's Bridal does business (i) in the retail sale and marketing of bridal gowns and bridal related apparel for the female members of the bridal party, or (ii) any of the same or similar type of products which David's Bridal was designing, developing, manufacturing, distributing or selling at the date of your termination of employment by May or at any time within two years prior thereto (together, "Prohibited Products"), except that you may (unless otherwise prohibited in subparagraphs 5(b)(i) through (iii) above) become employed as an employee or officer of a retailer where Prohibited Products is not a material percentage of sales, so long as supervising the sale of Prohibited Products is not a material portion of your duties.

     (c) You agree that the restrictions set forth above are reasonable, appropriate and enforceable because:

     (i) May is one of the leading retail companies in the United States, with department stores throughout the United States; and David's Bridal is one of the leading retailers of bridal gowns and bridal -related apparel and accessories in the United States, with stores throughout the United States.

     (ii) as an integral part of its business, May has expended a great deal of time, money and effort to develop and maintain confidential, proprietary and trade secret information to compete against similar businesses; this information, if misused or disclosed, could be very harmful to May's business and its competitive position in the marketplace;

     (iii) your position with May provides you with access to May's confidential and proprietary trade secret information, strategies and other confidential business information that would be of considerable value to a Competing Business;


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     (iv) May compensates its executives and other associates to, among other things, develop and maintain valuable goodwill and relationships on May's behalf and to develop and maintain business information for May's exclusive ownership and use;

     (v) long-term customer and supplier relationships are difficult to develop and maintain and require a significant investment of time, effort and expense;

     (vi) May is entitled to appropriate safeguards (x) to ensure that you do not use any confidential information given to you during your employment by May or take any other action that could result in a loss of May's goodwill developed on May's behalf and at its expense, and (y) to prevent you and/or any Competing Business from having an unfair competitive advantage over May;

     (vii) the amount of compensation and benefits you receive from May is based in considerable part on your express agreement to refrain from competing with May and to maintain the confidentiality of May's proprietary information in accordance with the terms of this Agreement;

     (viii) the limited time period during which you have agreed not to compete with May after leaving May's employment, the limited scope of the restriction and the limited prohibition on your activities are reasonable to ensure that May's confidential current and long-term business methods, strategies and plans are not made available to its competitors; and

     (ix) on balance, in light of your training and background, the restrictions will not pose an undue hardship on you.

     (d) If you engage in any activity which would violate your obligations under this Agreement (including this Paragraph 5) and which involves another person or employer or a Competing Business, you will disclose your obligations under this Agreement to that other person, employer or Competing Business.

     (e) Any time during which you violate any of these restrictions will not be counted in determining the time during which the restrictions apply. For example, if you were to join a Competing Business in violation of the restrictions in Paragraph 5(a) and work for that business for a month before a court enjoined this violation, then the time period of the restriction would begin when the injunction was issued and the month during which you violated the restriction would not be included in the time that the restriction is to apply.

6. PRESERVATION OF CONFIDENTIAL INFORMATION. (a) You will not, at any time, directly or indirectly, use or disclose any of May's Confidential Information except as authorized and within the scope of your employment with May.

     (b) At May's request and/or on termination of your employment with May, you will return to May all documents, records, notebooks, computer diskettes and tapes and anything else containing May's Confidential Information, including all copies thereof, as well as any other May property, in your possession, custody or control. You will also delete from your own computer or other electronic storage medium any of May's proprietary or confidential information. Not later than 20 days after your employment is terminated, you will certify in writing to May that you have complied with these obligations.

     (c) During your employment with May and thereafter, you will (i) notify and provide May immediately with the details of any unauthorized possession, use or knowledge of any of May's Confidential Information, (ii) assist in preventing any reoccurrence of this possession, use or knowledge, and (iii) cooperate with May in any litigation or other action to protect or retrieve May's Confidential Information.

     (d) "Confidential Information" means any non-public information pertaining to May's business. Confidential Information includes information disclosed by May to you, and information developed or learned by you during the course of or as a result of your employment with May, which you also agree is May's property. You further agree that any item of intellectual or artistic property generated or prepared by you, by yourself or with others, in connection with your employment by May is May's sole property and shall remain so unless May otherwise specifically agrees in writing. Confidential Information includes, without limitation, information and documents concerning May's processes; suppliers (including May's terms, conditions and other business arrangements with suppliers); supplier and customer lists; advertising and marketing plans and strategies; profit margins; seasonal plans, goals, objectives and projections; compilations, analyses and projections regarding May's divisions, stores, product segments, product lines, suppliers, sales and expenses; files; trade secrets and patent applications (prior to their being public); salary, staffing and employment information (including information about performance of other executives); and "know-how," techniques or any technical information not of a published nature relating, for example, to how May conducts its business.

     (e) You agree that you will not disclose to May or use, or induce May to use, any proprietary information, trade secret or confidential business information of any other person or entity, including any previous employer of yours. You also

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represent that you have returned all property, proprietary information, trade secret and confidential business information belonging to any prior employer.

7. AUTOMATIC AMENDMENT BY COURT ORDER AND INTERIM ENFORCEMENT. (a) If a court determines that, but for the provisions of this Paragraph 7, any part of this Agreement is illegal, void as against public policy or otherwise unenforceable, then the relevant part will automatically be amended to the extent necessary to make it sufficiently narrow in scope, time and geographic area to be legally enforceable. All other terms will remain in full force and effect.

    (b) If you raise any question as to the enforceability of any part or terms of this Agreement, including, without limitation, Paragraphs 5 and 6, you specifically agree that you will comply fully with this Agreement unless and until an appropriate court designated in Paragraph 13 has entered a final judgment to the contrary.

    (c) You agree that the restrictions in Paragraphs 5 and 6 will apply regardless of the manner in which your employment with May is terminated, whether voluntarily, for Cause, without Cause or otherwise.

8. EQUITABLE AND LEGAL REMEDIES. (a) May and you shall each be entitled to pursue all legal and equitable rights and remedies to secure performance of their respective obligations and duties under this Agreement, unless otherwise expressly provided herein, and enforcement of one or more of these rights and remedies will not preclude May or you from pursuing any other rights and remedies.

    (b) You acknowledge and agree that the individualized services and capabilities that you will provide to May under this Agreement are of a personal, special, unique, unusual, extraordinary and intellectual character.

    (c) You acknowledge and agree that the restrictions in this Agreement are reasonable to protect May's rights under this Agreement and to safeguard May's Confidential Information. You expressly consent to injunctive and other equitable relief. Without limiting the foregoing, if you breach or threaten to breach your obligations under Paragraphs 5 or 6, you consent to entry of a temporary, preliminary and/or permanent injunction enjoining you from breaching those obligations.

    (d) If any legal proceeding is instituted, neither you nor May will be entitled to seek or obtain punitive or exemplary damages of any kind from the other or, in your case, from May's subsidiaries or divisions, or from the officers, directors or employees of May, its subsidiaries or divisions, or to seek or obtain damages or compensation for emotional distress. Nothing herein shall preclude an award of compensatory and punitive damages against any other third party.

    (e) If you terminate your employment voluntarily or if your employment is terminated by May for Cause, you will be liable for all attorneys' fees and costs incurred by May in seeking to enforce its rights under this Agreement.

9. ENTIRE UNDERSTANDING. The entire understanding and agreement between you and May has been incorporated into this Agreement, and this Agreement supersedes any other agreements and understandings between you and May with respect to your employment by May. There are no other promises, representations, understandings or inducements other than those specifically set forth in this Agreement. This Agreement may not be altered, amended or added to except in a single writing signed by both you and May.

10. ARM'S LENGTH. This Agreement was entered into at arm's length, without duress or coercion, and is to be interpreted as an agreement between two parties of equal bargaining strength. Both you and May agree that this Agreement is clear and unambiguous as to its terms, and that no parol or other evidence will be used or admitted to alter or explain the terms of this Agreement, but that it will be interpreted based on the language within its four corners in accordance with the purposes for which it is entered into.

11. SUCCESSORS AND ASSIGNS. This Agreement will inure to the benefit of, and will be binding upon, May, its successors and assigns and you and your heirs, successors and assigns; provided, however, that, because this is an agreement for the personal services, you cannot assign any of your obligations under this Agreement to anyone else. May may assign its obligations under this Agreement to a May subsidiary; any assignment, however, will not relieve May of any of its obligations hereunder except to the extent that they are actually discharged by the subsidiary. Whenever this Agreement refers to May, that reference includes any of May's subsidiaries or divisions, including David's Bridal, in existence at any time during which this Agreement governs the conduct of you and May.

12. SIGNING THIS AGREEMENT. This Agreement may be executed in counterparts, in which case each of the two counterparts will be deemed to be an original and the final counterpart will be deemed to have been executed in St. Louis, Missouri.

13. MISSOURI LAW GOVERNS. This Agreement has been executed by May at May's corporate headquarters and principal executive offices in St. Louis, Missouri. May and you agree that your relationship with May is centered in St. Louis, Missouri and that the weight of your contacts with and obligations to May is also in St. Louis, Missouri. Any questions or


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other matter arising under this Agreement, whether of validity, interpretation, performance or otherwise, will therefore be governed by and construed in accordance with the laws of the State of Missouri applicable to agreements made and to be performed in Missouri without regard to Missouri's choice of law rules. All actions and proceedings arising out of or relating directly or indirectly to this Agreement will be filed and litigated exclusively in any state court or federal court located in the City or County of St. Louis, Missouri. May and you expressly consent to the jurisdiction of these courts, agree that venue is proper is these courts and consent to service of process made upon the Secretary of State of the State of Missouri or at your last known address in May's records.

     BY SIGNING THIS AGREEMENT, YOU HEREBY CERTIFY THAT YOU (A) HAVE RECEIVED A COPY OF THIS AGREEMENT TO REVIEW AND STUDY BEFORE SIGNING IT; (B) HAVE READ THIS AGREEMENT CAREFULLY BEFORE SIGNING IT; (C) HAVE HAD SUFFICIENT OPPORTUNITY BEFORE SIGNING IT TO ASK ANY QUESTIONS ABOUT IT AND HAVE RECEIVED SATISFACTORY ANSWERS TO ALL YOUR QUESTIONS; (D) HAVE HAD AN OPPORTUNITY TO DISCUSS IT WITH YOUR OWN LEGAL COUNSEL AND TO BE ADVISED AS TO ITS TERMS AND YOUR OBLIGATIONS AND RIGHTS UNDER IT, AND (E) UNDERSTAND YOUR RIGHTS AND OBLIGATIONS UNDER THIS AGREEMENT.

     IN WITNESS WHEREOF, this Agreement has been executed by you and then by May in St. Louis, Missouri on the dates shown below, but effective as of the date and year first above written.


Date:
      --------------------------               ---------------------------------
                                               Executive


                                               THE MAY DEPARTMENT STORES COMPANY


Date:                                           BY:
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